FORM 6-K
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                   Report of Foreign Private Issuer


                  Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

                 For the month of June, 2003
                                 ------------

                  Commission File Number 1-4620
                                        --------

                 Crystallex International Corporation
          -----------------------------------------------------
             (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F[x]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      ------

                      CRYSTALLEX INTERNATIONAL CORPORATION

CRYSTALLEX ANNOUNCES ITS FIRST QUARTER 2003 RESULTS

TORONTO, ONTARIO. May 30, 2003 - Crystallex International Corporation (TSX,
AMEX: KRY) today filed first quarter 2003 results.

HIGHLIGHTS

   o Gold production for the quarter was 22,754 ounces at a total cash cost of US$259 per ounce.
   o Las Cristinas Feasibility Study is advancing on budget and on schedule for completion by September, 2003.
   o Las Cristinas metallurgical and pilot plant testwork is ongoing at Lakefield Research and will be completed in June.
   o  Independent Las Cristinas proven and probable estimate of reserves at
      9.5 million ounces of gold.
   o  Net loss for the quarter of Cdn $29,000.
   o  Non-hedge derivative gain of Cdn $3.9 million

Management's Discussion and Analysis follows:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
                    (IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Crystallex produces gold in Uruguay and Venezuela.

KEY STATISTICS

--------------------------------------------------------------------------------
                                                    Three Months Ended March 31,
                                                             2003           2002
--------------------------------------------------------------------------------
OPERATING STATISTICS (US$/OUNCE)
Gold Production (ounces)                                  22,754        23,872
Total Cash Cost Per Ounce(1),(2)                     $       259    $      240
Total Production Cost Per Ounce(2)                   $       343    $      292
Average Realized Price Per Ounce Sold(3)             $       285    $      297
Average Spot Gold Price Per Ounce                    $       352    $      290

FINANCIAL STATISTICS (C$ THOUSANDS)

Revenues                                             $     9,313    $    11,303
Cashflow from Operating Activities                   $    (5,485)   $    (3,974)
Net Income (Loss)                                    $       (29)   $    (5,592)
Net Income (Loss) per Basic Share                            NIL    $     (0.07)
Weighted Average Number of Common Shares Outstanding  92,359,351     79,598,090
================================================================================
(1) Includes Royalties and Production Taxes.
(2) Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section of NON-GAAP measures.
(3) Impacted by the reduction of the gold hedge book in excess of production for the period.

SUMMARY FINANCIAL RESULTS

For the three months ended March 31, 2003, Crystallex had a net loss of $29,395 or $nil per share, as compared with a net loss of $5.6 million, or $0.07 per share for the similar period in 2002. The operating loss was reduced, in part, by a non-hedge (non-cash) derivative gain of $3.9 million (as compared with a non-hedge loss of $2.9 million for the corresponding quarter in 2002).

Gold sales revenue was $9.3 million for the quarter, a decline from $11.3 million for the first three months of 2002. The reduction in sales revenue was attributable to both fewer ounces sold, a lower realized gold price and a stronger Canadian dollar relative to the US dollar. The average realized gold price during the quarter was US$285 per ounce. The Company's average realized price per ounce was below the average quarterly spot price of US$352 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price and financially settling gold contracts in excess of ounces produced for the period as part of the Company's continuing program to reduce its hedge position.

Gold production for the first quarter of 2003 was marginally lower than the comparable quarter in 2002 at 22,754 ounces and 23,877 ounces respectively. Although unit operating costs were higher in the first quarter of 2003 as a result of fewer ounces produced, total operating costs were slightly lower. However, lower revenue and higher general and administrative costs contributed to a utilization of cashflow from operations (after changes in working capital) of $5.5 million during the first quarter of 2003 as compared with a utilization of $3.9 million for the similar period in 2002.

OPERATIONS REVIEW

----------------------------------------------------------------------
SUMMARY OPERATING STATISTICS          Three Months Ended March 31,
                                         2003               2002
----------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                      18,429             16,445
     La Victoria                        3,176              4,302
     Tomi Open Pits                       387              1,651
     Purchased Material                   762              1,474
TOTAL                                  22,754             23,872
----------------------------------------------------------------------
TOTAL CASH COST (US$/OUNCE)
     San Gregorio                     $   211            $   222
     Venezuela                        $   461            $   280
COMPANY AVERAGE                       $   259            $   240
----------------------------------------------------------------------

SAN GREGORIO

San Gregorio achieved excellent operating results during the first quarter of 2003. Gold production during the quarter was 18,429 ounces, almost 2,000 ounces more than the comparable quarter in 2002 and 14% above budget for the period. Tonnes of ore processed, gold grades and gold recovery were all above budget for the quarter. Operating results during the quarter reflect higher than planned head grades due to ore blending, and better than expected operation of the leaching, absorption and stripping circuit, which was aided in part by the higher than planned gold grade and ore that was very amenable to leaching. Gold grades were 10% higher than budget for the quarter, averaging 2.1 grams per tonne. However, the mining plan forecasts a lower average grade for the balance of the year. For the year, the grade is estimated to average 1.7 grams per tonne.

Total cash operating costs averaged US$211 per ounce for the first quarter, an improvement of 5% over the comparable period in 2002.

A life of mine plan for San Gregorio was updated in April 2003 and forecasts gold production of 52,000 ounces in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce as lower grade ore is processed. The updated plan anticipates mining operations ending by late 2003 or early 2004. In an effort to extend the mine life, the Company is presently evaluating the feasibility of accessing ore to the west of the San Gregorio pit by underground mining. A drilling program and an underground engineering and costing study are presently underway to determine the viability of this option. Presently, there is a resource in the west extension of approximately 500,000 tonnes grading 2.5 grams per tonne, representing about 40,000 contained ounces.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. These costs will be incurred in late 2003 and during 2004. Re-vegetation has already commenced and is forty percent complete.

LA VICTORIA

Gold production from the La Victoria open pit mine was 3,176 ounces for the first quarter of 2003. Ore production for the first quarter, at 48,000 tonnes, was about 50% of the rate required to feed the Revemin mill at normal operating rates. Ore production was low due principally to insufficient funding of the mining contractor at La Victoria. Gold recovery rates also remained low, averaging 71% for the quarter, as the mill continued to process refractory sulphide ores from La Victoria. To improve recoveries, the Company plans to install a flotation circuit at the Revemin mill during the fourth quarter of 2003 after completion of confirmatory testwork.

Low gold production for the quarter significantly increased unit operating costs, which averaged US$461 per ounce for the first quarter of 2003, as compared with US$280 per ounce for the similar period in 2002. (Total cash costs per ounce are an average for Venezuelan production, including La Victoria and Tomi. Ore from both mines is processed at the Revemin mill. For the past year, La Victoria has accounted for about 90% of the ore feed to Revemin and is expected to continue to provide this proportion of the total feed).

TOMI

The principal activity on the Tomi property during the quarter was the ongoing development of the Tomi underground mine. By quarter end, the first ore lenses were encountered and production of ore started during the second quarter. Production during the second and third quarters will be modest at about 1,500 tonnes per month, ramping up to full production of 6,000 tonnes per month (200 tonnes per day) by early 2004. The present focus is upgrading mine equipment and improving the ventilation system. A new single-boom jumbo drill has been purchased and will be operational during June. The jumbo will be primarily used to re-activate development of the main decline to the lower ore zones, but may also be used selectively for production mining. With the commissioning of the jumbo, the decline should be advanced to stopes #2, #3 and #4 by year end, which will allow for steady state mining at full production rates in 2004. Additionally, a third underground truck and third scooptram were purchased in May of this year. Work is also underway for improving the ventilation system. A fan-house will be built on top of the new ventilation raise and a larger fan is to be installed. This will improve ventilation to the main production level and provide for ventilation for further development of the main ramp below the present workings.

During March a decision was made to reactivate the Mackenzie pit on the Tomi property to temporarily supplement the ore from La Victoria for feeding to the Revemin mill. The pit was dewatered and access ramps were upgraded. The plan is to mine approximately 100,000 tonnes of ore from March through October 2003, which will add about 9,000 ounces of gold production this year.

The Tomi concession produced 387 ounces of gold during the first quarter, with ore production coming from the re-activated Mackenzie pit and from the Milagrito pit.

REVEMIN MILL

--------------------------------------------------------------------------------
                                                 Three Months Ended March 31,
100% Basis                                          2003             2002
--------------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)                 48,000           58,000
Tomi Open Pit Ore Processed (tonnes)                8,000           21,000
Purchased Material Ore Processed (tonnes)          11,000            6,000
-------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                       67,000           85,000
HEAD GRADE OF ORE PROCESSED (G/T)                    2.84             2.98
TOTAL RECOVERY RATE (%)                                71%              90%
TOTAL GOLD RECOVERED (OUNCES)                       4,325            7,427
-------------------------------------------------------------------------------

The Revemin mill operated at approximately 50% of its 1,500 tonne per day capacity during the first quarter of 2003. This was due to insufficient ore feed from the La Victoria mine. Gold recoveries have been low since April of last year when the milling of sulphide ore from La Victoria began. For the first quarter of 2003, the average gold recovery rate was 71%, as compared with 90% during the comparable period in 2002. The Company plans to improve recoveries from the La Victoria ore by adding a flotation circuit and regrind mill at Revemin. This project is scheduled for completion by the end of 2003 at a capital cost of US$1.2 million. During 2004, the capacity of the plant will be increased to 1,800 tonnes per day from the current capacity of 1,500 tonnes per day. Upon completion of both projects and when the La Victoria and Tomi underground mines are operating at design rates, ore to Revemin will be supplied at the rate of 1,550 and 250 tonnes per day from La Victoria and Tomi respectively.

The Company's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

--------------------------------------------------------------------------------
                                                Three Months Ended March 31,
                                                    2003           2002
--------------------------------------------------------------------------------
TOTAL CASH COST OF PRODUCTION (US$/OUNCE)
     Direct Mining Costs                           $ 250           $ 232
     Refining and Transportation                       5               3
     By-Product Credits                               (2)             (1)
CASH OPERATING COSTS                               $ 253           $ 234
     Royalties                                         4               4
     Production Taxes                                  2               2
TOTAL CASH COSTS                                   $ 259           $ 240
     Depletion and Amortization                       80              50
     Reclamation                                       4               2
TOTAL PRODUCTION COSTS                             $ 343           $ 292
--------------------------------------------------------------------------------

LAS CRISTINAS

The Las Cristinas Feasibility Study and Environmental Impact Study, both being undertaken by SNC Lavalin Engineers and Constructors, (SNC) are progressing on budget and on schedule for completion by September 2003. The metallurgical testwork and pilot plant at Lakefield Research will be completed in June. The Lakefield Research program to date has confirmed the process flowsheet selected for the Feasibility Study. Tests are being conducted on grinding size, gravity concentration, cyanide leaching and viscosity on various ore blends. In addition, a pilot plant is operating to determine results of cyanide leaching various blends of ore that have been ground and gravity concentrated.

Engineering work is also progressing on components of the Las Cristinas social program. Costs for water supply and treatment and sewerage systems for nearby villages are being developed by SNC.

GOLD PRODUCTION STATISTICS

--------------------------------------------------------------------------------
100% Basis                                   Three Months Ended March 31,
                                                 2002          2001
--------------------------------------------------------------------------------
URUGUAY
----------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                              326,000       236,000
Tonnes Waste Mined                          1,154,000     1,475,000
Tonnes Ore Processed                          297,000       273,000
Average Grade of Ore Processed (g/t)             2.09          2.02
Recovery Rate (%)                                  92%           93%
--------------------------------------------------------------------------------
PRODUCTION (OUNCES)                            18,429        16,445

TOTAL CASH COSTS (US$/OUNCE)               $      211    $      222
--------------------------------------------------------------------------------

VENEZUELA
----------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                               48,000        59,000
Tonnes Waste Mined                            146,000       351,000
Tonnes Ore Processed                           48,000        58,000
Average Grade of Ore Processed (g/t)             2.91          2.55
Recovery Rate (%)                                  71%           88%
--------------------------------------------------------------------------------
PRODUCTION (OUNCES)                             3,176         4,302

TOMI OPEN PIT (100% CRYSTALLEX)
Tonnes Ore Mined                                9,000        21,000
Tonnes Waste Mined                             17,000         3,000
Tonnes Ore Processed(2)                         8,000        21,000
Average Grade of Ore Processed (g/t)             2.17          2.67
Recovery Rate (%)                                  73%         88.7
--------------------------------------------------------------------------------
PRODUCTION (OUNCES)                               387         1,651

OTHER (PURCHASED MATERIAL)
Tonnes Ore Processed                           11,000         6,000
Average Grade of Ore Processed (g/t)             2.97          8.00
Recovery Rate (%)                                  72%           96%
--------------------------------------------------------------------------------
PRODUCTION (OUNCES)                               762         1,474

TOTAL PRODUCTION - VENEZUELA (OUNCES)           4,325         7,427
TOTAL CASH COST - VENEZUELA (US$/OUNCE)(3) $      461    $      280
--------------------------------------------------------------------------------

CRYSTALLEX TOTAL
----------------
TOTAL GOLD PRODUCTION (OUNCES)                 22,754        23,872
TOTAL CASH COST (US$/OUNCE)                $      259    $      240
--------------------------------------------------------------------------------
(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all reserves, resources and production for its account.
(2) Includes approximately 500 tonnes of ore from development workings at the Tomi underground mine in March.
(3) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.

ADMINISTRATION

General and Administrative expenses were $3.2 million for the first quarter of 2003, up from $1.7 million for the corresponding quarter in 2002. The increase was primarily attributable to the hiring of additional management and operational staff.

FORWARD SALES AND WRITTEN CALL OPTIONS

At March 31, 2003, Crystallex had committed a total of 447,589 ounces at an average price of US$303 per ounce, including 223,420 ounces under call options sold at an average price of US$303 per ounce. As at March 31, 2003, Crystallex's gold hedge program, which represents approximately 4.5% of the Company's reserves, consisted of the following:

-----------------------------------------------------------------------------------------------
                                            2003       2004       2005       2006      TOTAL
-----------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)           58,386     82,608     41,130     41,296    223,420
Average Price (US$/Ounce)                 $    300   $    300   $    305   $    309   $    303
Written Gold Call Options (ounces)          55,781    115,456     50,932      2,000    224,169
Average Exercise Price (US$/Ounce)        $    295   $    306   $    303   $    348   $    303
-----------------------------------------------------------------------------------------------


As previously noted, the Company's objective is to both restructure and reduce the size of its hedge book by negotiating with hedge counterparties to move certain commitments to future periods and by delivering into forward sales contracts without replacing those contracts.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

Crystallex treats its forward sales contracts as hedges as they represent agreements to sell gold produced at pre-determined quantities and prices.

Crystallex follows the CICA Emerging Issues Committee recommendations, "Accounting by Commodity Producers for Written Call Options" ("EIC 113"). This policy establishes accounting and reporting standards for such derivative instruments. The standard requires recognition of written call options on the balance sheet measured at fair market value. Changes in the fair market value of the call options are recorded in the Statement of Operations in each period.

The variation in fair market value from period to period can cause significant volatility in earnings, however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the three months ended March 31, 2003, the Company incurred a non-hedge, non-cash derivative gain of $3.9 million.

In circumstances where the Company is unable to meet the obligations under the call options, the Company will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

Net Operating Cashflow (after working capital changes) was a utilization of $5.5 million for the three months ended March 31, 2003 as compared with a utilization of $3.9 million for the comparable period in 2002. The decrease in cashflow was principally attributed to lower gold sales combined with higher general and administrative costs.

 At March 31, 2003, cash and cash equivalents were $3.2 million.

FINANCING ACTIVITIES

During the first quarter, the Company completed a private placement of 2,562,500 special warrants at $1.60 per special warrant for net proceeds of $3.8 million. Each special warrant is convertible, into a unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share for a period of two years at $2.00 per common share.

The Company also issued US$3.0 million in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares for five trading days prior to closing. The transaction was comprised of three tranches as follows: (i) US$1.5 million received on March 14, 2003; (ii) US$1.0 million received on May 2, 2003 and (iii) US$0.5 million received May 15, 2003.

Subsequent to quarter end, the Company closed a private placement of 2,400,000 special warrants at a price of $1.25 per special warrant for net proceeds of $2.85 million. Each special warrant is convertible, at no additional consideration, into one common share and one-half of one share purchase warrant. Each whole warrant is exercisable for one common share for a period of two years at $1.60 per common share.

INVESTING ACTIVITIES

Capital expenditures for the first quarter totalled $2.7 million. Investments were principally for the Las Cristinas project ($1.7 million), with the balance related to the operating mines in Uruguay and Venezuela.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

RECLAMATION AND ENVIRONMENTAL RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

NON GAAP MEASURES

The total cash cost per ounce data is presented below to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

------------------------------------------------------------------------------------
C$,000                                                  Three Months Ended March 31,
                                                           2003                 2002
------------------------------------------------------------------------------------
Operating Costs per Financial Statements              9,070,960            9,268,373
By-Product Credits                                      (60,024)             (51,522)
Reclamation and Closure Costs                          (120,583)             (80,899)
Operating Costs for Per Ounce Calculation             8,890,353            9,135,952

Gold Ounces Produced                                     22,754               23,872
Total Cash Cost Per Ounce C$                         $      391           $      383
Total Cash Cost Per Ounce US$                        $      259           $      240
-----------------------------------------------------------------------------------


ABOUT CRYSTALLEX

Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently working on a Feasibility Study to support its development plans for Las Cristinas.



FOR FURTHER INFORMATION:

Investor Relations: A Richard Marshall, VP (800) 738-1577

Internet address: http://www.crystallex.com
                  -------------------------
Email us at: info@crystallex.com

Note:

This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.


The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION


March 31, 2003



(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                  MARCH 31, 2003       December 31, 2002
                                                ------------------   ---------------------
ASSETS
CURRENT
  Cash and cash equivalents                      $   3,185,891          $   5,695,130
  Accounts receivable                                2,465,512              2,332,437
  Production inventories (Note 4)                    8,750,689              8,544,920
  Supplies inventory and prepaid expenses            1,623,489                536,843
  Investments                                           67,971                 89,329
  Due from related parties                              85,054                 88,164
------------------------------------------------------------------------------------------
                                                    16,178,606             17,286,823
SECURITY DEPOSITS                                      188,460                208,887
INVESTMENT                                             560,000                640,000
PROPERTY, PLANT AND EQUIPMENT (Note 5)             154,205,691            154,303,830
DEFERRED FINANCING FEES                              2,078,364              2,162,868
------------------------------------------------------------------------------------------
TOTAL ASSETS                                     $ 173,211,121          $ 174,602,408
==========================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities       $  15,159,819          $  17,385,724
  Due to related parties                                75,395                245,925
  Deferred credit                                    3,574,124              4,991,267
  Current portion of long-term debt (Note 7)         8,545,598              7,850,256
  Promissory note (Note 6)                           2,225,250                     --
------------------------------------------------------------------------------------------
                                                    29,580,186             30,473,172
RECLAMATION PROVISION                                1,067,905              1,048,726
LONG-TERM DEBT (Note 7)                             22,762,166             26,206,277
DEFERRED CREDIT                                     12,315,557             14,829,267
------------------------------------------------------------------------------------------
                                                    65,725,814             72,557,442
------------------------------------------------------------------------------------------
MINORITY INTEREST                                      143,517                143,517
------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPTAL (Note 8)                              200,228,103            193,349,000
SPECIAL WARRANTS                                     3,029,927              4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES                3,243,405              3,878,322
CONTRIBUTED SURPLUS                                  6,554,608              5,801,535
DEFICIT                                           (105,714,253)          (105,684,858)
------------------------------------------------------------------------------------------
                                                   107,341,790            101,901,449
------------------------------------------------------------------------------------------
                                                 $ 173,211,121          $ 174,602,408
==========================================================================================




"Marc J. Oppenheimer", Director                   "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31,
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                     2003              2002
                                                 ------------      ------------
                                                               (as restated - Note 3)
OPERATING REVENUE                                $  9,313,463      $ 11,302,947
-------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                        9,070,960         9,268,373
  Amortization                                      2,421,545         2,325,348
  Depletion                                           371,823           476,017
-------------------------------------------------------------------------------------
                                                   11,864,328        12,069,738
-------------------------------------------------------------------------------------
OPERATING LOSS                                     (2,550,865)         (766,791)
-------------------------------------------------------------------------------------

EXPENSES
  Amortization                                          4,105            12,964
  Interest on long-term debt                          684,606           413,198
  General and administrative                        3,244,430         1,668,920
-------------------------------------------------------------------------------------
                                                    3,933,141         2,095,082
-------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE GAIN (LOSS)                    3,930,853        (2,904,809)
-------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                            (2,553,153)       (5,766,682)
-------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                            25,377            78,692
  Foreign exchange                                  2,599,738            95,725
  Write-down of marketable securities                (101,357)               --
-------------------------------------------------------------------------------------
                                                    2,523,758           174,417
-------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                          $    (29,395)     $ (5,592,265)
-------------------------------------------------------------------------------------

NET LOSS PER SHARE - Basic and diluted           $      (0.00)     $      (0.07)
-------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   Basic                                           92,359,351        79,598,090
-------------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                          2003                2002
                                                     --------------      -------------
                                                                     (as restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                  $    (29,395)       $ (5,592,265)
Adjustments to reconcile income to net cash
    used in operating activities:
   Amortization and depletion                           2,797,473           2,814,329
   Deferred charge                                             --             152,086
   Foreign exchange                                    (2,949,083)            (95,725)
   Interest on long-term debt                                  --              47,297
   Management fees                                         42,098                  --
   Non-hedge derivative loss (gain)                    (3,930,853)          2,904,809
   Reclamation provision                                  102,057             (73,482)
   Write-down of marketable securities                    101,357                  --
Changes in other operating assets and liabilities,
   (Increase) decrease in accounts receivable                  --             138,972
   (Increase) decrease in inventories                    (826,458)         (1,154,371)
   (Increase ) decrease in deposits and
    prepaid expenses                                   (1,161,309)           (565,672)
   (Increase) decrease in due from related parties       (453,055)            (13,642)
    Increase (decrease) in accounts payable and
    accrued liabilities                                (1,267,488)         (2,438,360)
    Decrease in due to related parties                  2,089,556             (98,939)
--------------------------------------------------------------------------------------------
                                                       (5,485,100)         (3,974,963)
--------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment           (2,699,334)         (1,925,796)
   Security deposits                                       20,427              40,386
   Purchase of marketable securities                           --             (64,000)
--------------------------------------------------------------------------------------------
                                                       (2,678,907)         (1,949,410)
--------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of capital stock for cash                          --             923,389
   Special warrants                                     3,783,000                  --
   Debt borrowings                                      2,225,250                  --
   Debt repayments                                        (25,000)           (419,565)
   Deferred financing fees                               (328,482)                 --
--------------------------------------------------------------------------------------------
                                                        5,654,768             503,824
--------------------------------------------------------------------------------------------

DECREASE IN CASH AND
  CASH EQUIVALENTS                                     (2,509,239)         (5,420,549)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                   5,695,130          14,409,831
--------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                      $  3,185,891        $  8,989,282
============================================================================================



Supplemental disclosure with respect to cash flows (Note 9)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY
THREE MONTHS ENDED MARCH 31, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------



                                                 Number                        Number of
                                                   of                           Special                     Number of
                                                 Shares          Amount         Warrants        Amount       Warrants
                                               -----------------------------------------------------------------------------
Balance at December 31, 2001                   79,347,194     $165,350,568             --             --    $10,978,272
 Shares issued on exercise of options           1,104,500        1,615,650             --             --             --
 Shares issued on conversion of warrants        2,495,125        6,251,422             --             --     (2,495,125)
 Shares issued for management fees                 42,612          110,955             --             --             --
 Shares issued for mineral property               282,554          873,182             --             --             --
 Shares issued for bank loan                      677,711        1,714,609             --             --             --
 Shares issued for finders fee                     35,430           78,655             --             --             --
 Shares issued on conversion of notes           7,737,152       17,353,959             --             --             --
 Special warrants issued for cash                      --               --      2,252,500      4,557,450             --
 Warrants issue with convertible notes                 --               --             --             --      3,195,023
 Equity component of convertible notes                 --               --             --             --             --
 Net loss for the year                                 --               --             --             --             --
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                   91,722,278      193,349,000      2,252,500      4,557,450     11,678,170
 Shares issued for management fees                 18,495           42,098             --             --             --
 Shares issued for finders fee                     32,104           78,976             --             --             --
 Shares issued on conversion of notes           1,417,529        2,200,579             --             --             --
 Conversion of special warrants                 2,252,500        4,557,450     (2,252,500)    (4,557,450)            --
 Special warrants issued for cash                      --               --      2,562,500      3,029,927      1,281,250
 Net loss for the period                               --               --             --             --             --
----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                      95,442,906     $200,228,103      2,562,500    $ 3,029,927     12,959,420
============================================================================================================================



                                                                              Equity
                                                                             Component
                                                                                of
                                               Contributed                  Convertible
                                                  Surplus       Deficit        Notes          Total
                                               -------------------------------------------------------
Balance at December 31, 2001                   $4,415,546   $ (65,912,999)  $ 1,557,302   $105,410,417
 Shares issued on exercise of options                  --              --            --      1,615,650
 Shares issued on conversion of warrants         (572,804)             --            --      5,678,618
 Shares issued for management fees                     --              --            --        110,955
 Shares issued for mineral property                    --              --            --        873,182
 Shares issued for bank loan                           --              --            --      1,714,609
 Shares issued for finders fee                         --              --            --         78,655
 Shares issued on conversion of notes                  --              --    (1,557,302)    15,796,657
 Special warrants issued for cash                      --              --            --             --
 Warrants issue with convertible notes          1,958,793              --            --      1,958,793
 Equity component of convertible notes                 --              --     3,878,322      3,878,322
 Net loss for the year                                 --     (39,771,859)           --    (39,771,859)
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    5,801,535    (105,684,858)    3,878,322    101,901,449
 Shares issued for management fees                     --              --            --         42,098
 Shares issued for finders fee                         --              --            --         78,976
 Shares issued on conversion of notes                  --              --      (634,917)     1,565,662
 Conversion of special warrants                        --              --            --             --
 Special warrants issued for cash                 753,073              --            --      3,783,000
 Net loss for the period                               --         (29,395)           --        (29,395)
-------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                       6,554,608   $(105,714,253)    3,243,405   $107,341,790
=======================================================================================================



CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The unaudited interim period consolidated financial statements of Crystallex have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2002 and for the year then ended. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

3.     PRIOR PERIOD RESTATEMENT

       The following summarizes adjustments made to previously reported amounts:

                                                                  2002
                                                              ------------

       Deficit, January 1, 2002,
        as previously reported                                $(21,361,808)

       Restatements
        Reduction to plant and equipment (a)                   (16,292,449)
        Reduction to mineral properties (b)                    (19,746,087)
        Understatement of expenses (c)                            (102,363)
        Foreign exchange conversion loss (d)                    (2,780,352)
        Gold loan conversion (e)                                (1,529,364)
        Minority interest (f)                                     (704,643)
        Write-down of investment (g)                            (2,003,338)
        Reversal of capitalized costs (h)                       (1,188,225)
        Other                                                     (204,370)
       --------------------------------------------------------------------
       Deficit, January 1, 2002,
        as restated                                           $(65,912,999)
       ====================================================================


       The above restatements, together with additional adjustments made by management subsequent to the release of the consolidated financial statements as at March 31, 2002 and for the three months then ended, had the following effect on net loss and earnings per share, as previously reported:

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

                                                                      2002
                                                                  -----------
       Net loss, as previously reported                           $(1,179,403)
       Restatements
        Non-hedge derivative loss (i)                              (2,904,809)
        Minority interest (f)                                        (611,483)
        Plant and equipment (a)                                      (896,570)
       -------------------------------------------------------------------------
       Net loss, as restated                                      $(5,592,265)
       =========================================================================
       Earnings per share, basic and diluted,
        as previously reported                                    $     (0.01)
       Per share effect of above noted net income
        restatements                                                    (0.06)
       -------------------------------------------------------------------------
       Earnings per share, basic and diluted,
        as restated                                               $     (0.07)
       =========================================================================

       (A) REDUCTION TO PROPERTY, PLANT AND EQUIPMENT

           The Company's Uruguay mill assets had previously been amortized over a 20 year period and its mine equipment had been amortized over a 10 year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. This has resulted in a cumulative adjustment which reduced the net carrying value of property, plant and equipment and increased the opening January 1, 2002 deficit by $11,036,760. As a result of this restatement, an additional amortization expense of $896,570 has been recorded by management in the statement of operations for the three months ended March 31, 2002.

           Management further concluded that the ultimate recoverability of its Venezuelan Albino project property, plant and equipment assets is negligible based upon a recoverability analysis as at December 31, 2001. This has resulted in a cumulative adjustment which increased the opening January 1, 2002 deficit by $5,255,689.

       (B) REDUCTION TO MINERAL PROPERTY

           As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Tomi and Albino properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. This restatement resulted in a reduction in the carrying values of the two mineral properties and increased the opening January 1, 2002 deficit by $19,746,087.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (C) UNDERSTATEMENT OF EXPENSES

           Management noted that certain expenses incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. This restatement resulted in an increase to the opening January 1, 2002 deficit of $102,363.

       (D) FOREIGN EXCHANGE CONVERSION GAIN

           Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce the previously reported Cumulative Translation Account ("CTA"). This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,780,352.

       (E) GOLD LOAN CONVERSION

           During fiscal 2001, the Company converted their gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. This restatement increased the long-term debt payable, and increased the opening January 1, 2002 deficit by $1,529,364, respectively.

       (F) MINORITY INTEREST

           During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao, the Company reflected the acquisition using purchase accounting. Upon review, management has revised their purchase equation, resulting in a restatement to the amount allocated to the minority interest of $8,738,994. The effect of this restatements resulted in a net increase to the opening January 1, 2002 deficit of $704,643.

           As a result of this restatement, during the three month period ended March 31, 2002, a net increase of $611,483 in the previously reported loss.

       (G) WRITE-DOWN OF INVESTMENTS

           During 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management had not reflected this permanent impairment in the financial statements. This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,003,338.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (H) COSTS

           During fiscal 2001 the Company inappropriately capitalized amounts to mineral properties that should have been charged to the statement of operations. This restatement resulted in a reduction to property, plant and equipment and an increase to the opening January 1, 2002 deficit of $1,188,225

       (I) NON-HEDGE DERIVATIVE LOSS

           During 2002, the Company adopted the recommendations of the CICA Emerging Issues Committee, which issued EIC 113 "Accounting by Commodity Producers For Written Call Options", whereby written call options entered into on or after October 24, 2000 are recognized on the balance sheet as a liability measured at fair valued with subsequent changes in the fair value of the liability recognized in earnings in the period of the change. The Company records the changes in the fair value as a non-hedge derivative gain (loss) in the statement of operations. Accordingly, an adjustment of $2,904,809 was recorded as a charge to operations for the three months ended March 31, 2002.

4.     PRODUCTION INVENTORIES

                                                   MARCH 31,          DECEMBER 31,
                                                        2003                  2002
                                               -------------          -------------
       Gold in dore                             $  1,135,138          $    870,186
       Gold in process                               515,527               663,882
       Stockpiled ore                                504,889               141,117
       Consumables and spare parts                 6,595,135             6,869,735
       -------------------------------------------------------------------------------
                                                $  8,750,689          $  8,544,920
       ===============================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:

                                                                   MARCH 31, 2003
                                                  ----------------------------------------------
                                                                    ACCUMULATED
                                                    COST, NET      DEPRECIATION
                                                       OF               AND           NET BOOK
                                                   WRITE-DOWN        DEPLETION          VALUE
                                                  ------------     ------------     ------------
       Plant and equipment                        $ 63,566,787     $ 39,176,958     $ 24,389,829
       Mineral properties                          126,476,605        5,229,235      121,247,370
       Development exploration and
        development expenditures                    10,260,431        1,691,939        8,568,492
       -----------------------------------------------------------------------------------------
                                                  $200,303,823     $ 46,098,132     $154,205,691
       =========================================================================================



                                                                  December 31, 2002
                                                  ----------------------------------------------
                                                                    Accumulated
                                                    Cost, Net      Depreciation
                                                       of               and           Net Book
                                                   Write-down        Depletion          Value
                                                  ------------     ------------     ------------
       Plant and equipment                        $ 62,619,774     $ 36,751,308     $ 25,868,466
       Mineral properties                          124,752,565        5,082,643      119,669,922
       Development exploration and
        development expenditures                    10,232,150        1,466,708        8,765,442
       -----------------------------------------------------------------------------------------
                                                  $197,604,489     $ 43,300,659     $154,303,830
       =========================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


5.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       Costs of mineral properties represent acquisition costs related to the following:

                                                                                       December 31,
                                                                 MARCH 31, 2003                2002
                                                                 --------------       -------------
       Albino 1 Concession                                       $   7,338,381       $    7,338,381
       Bolivar Goldfields properties                                15,699,956           15,699,956
       Cristinas Concessions                                        80,498,355           78,819,620
       El Callao properties                                         19,523,336           19,478,031
       Santa Elena, San Miguel and Carabobo Concessions              3,416,577            3,416,577
       --------------------------------------------------------------------------------------------
                                                                   126,476,605          124,752,565
       Less: Accumulated depletion                                  (5,229,235)          (5,082,643)
       --------------------------------------------------------------------------------------------
                                                                 $ 121,247,370       $  119,669,922
       --------------------------------------------------------------------------------------------



6.     PROMISSORY NOTE

       On March 14, 2003, the Company issued a U.S. $1,500,000 non-interest bearing note. This transaction, is the first tranche of three which comprise the total U.S. $3,000,000 in non-interest being promissory notes and 450,000 common share purchase warrants, exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares on the AMEX for the five trading days prior to closing, issued by the Company subsequent to December 31, 2002. The second and third tranches of this transaction were issued subsequent to March 31, 2003 (see Note 11 below).

7.     LONG-TERM DEBT

       The components of the long-term debt are as follows:

                                                                                   December 31,
                                                            MARCH 31, 2003                 2002
                                                            --------------         ------------
       Bank loan                                            $  15,702,413          $ 16,916,484
       Convertible notes                                       15,605,351            17,140,049
       ----------------------------------------------------------------------------------------
                                                               31,307,764            34,056,533
       Less: Current portion of long-term debt                 (8,545,598)           (7,850,256)
       ----------------------------------------------------------------------------------------
                                                            $  22,762,166          $ 26,206,277
       ----------------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

8.     SHARE CAPITAL

                                                                        MARCH 31,         December 31,
                                                                             2003                 2002
                                                                     ------------         ------------
       Authorized
        Unlimited common shares, with no par value
        Unlimited Class "A" preference shares, no par value
        Unlimited Class "B" preference shares, no par value
       Issued - 95,442,906 (2002 - 91,722,278)                       $200,228,103         $193,349,000

       ===============================================================================================


       Stock options

       The Company has a stock option plan that provides for granting options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following is a summary of the status of stock options outstanding at March 31, 2003:

                                             Outstanding and Exercisable Options
                                       -------------------------------------------------

                                                       Weight Average
                                                            Remaining           Weighted
                                        Number of     Contrctual Life            Average
           Range of Exercise Price         Shares             (years)     Exercise Price
           -----------------------------------------------------------------------------
           $0.85 to $1.00               1,742,500                3.70              $0.99
           $1.41 to $1.75               1,536,000                5.40              $1.52
           $2.00 to $3.00               4,082,500                6.91              $2.23
           -----------------------------------------------------------------------------
                                        7,361,000
           =============================================================================


       Supplemental Information

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.03%, dividend yield of nil, volatility factor of 90.2%, and a weighted-average

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


8.     SHARE CAPITAL (CONTINUED)

       expected life of the options of 3.75 years. The weighted average fair value per share of options granted during the three months ended March 31, 2003 was $1.40.

       The following table presents the net loss and net loss per share for the three months ended March 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.


       Net loss to common shareholders                            $  (29,395)
       Compensation expense under Section 3870                      (606,111)
       ---------------------------------------------------------------------
       Pro forma net loss                                         $ (635,506)
       =====================================================================
       Pro forma basic loss per share                             $    (0.01)
       =====================================================================


       Private Placement

       On February 27, 2003, the Company issued 2,562,500 special stock warrant units under a private placement financing at a price of $1.60 per unit for aggregate net proceeds of $3,783,000, net of issuance expenses of approximately $317,000. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $2.00 per warrant, one additional common share. Of the original proceeds, $753,073 was allocated to the related warrants and was presented as contributed surplus.

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                         2003          2002
                                                       ---------    ---------
       Cash paid during the period for interest        $      --    $ 365,901
       =========================================================================
       Cash paid during the period for income taxes    $      --    $      --
       =========================================================================


       Significant non-cash transactions for three month period ended March 31, 2003 included:

       i) The Company issued 18,495 common shares, with a value of $42,098, for management fees.

       ii) The Company issued 32,104 common shares, with a value of $78,976, for finders fee.

       iii) The Company issued 1,417,529 common shares upon conversion of convertible notes and accrued interest in the amount of $2,200,579.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       Significant non-cash transactions for the three months ended March 31, 2002 include:

       i) The Company issued 158,959 common shares, with a value of $443,437, for property payment.

       ii) The Company issued 953,265 common shares upon conversion of convertible notes and accrued interest in the amount of $2,412,377.

       iii) The Company applied $152,086 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


10.    SEGMENTED INFORMATION (CONTINUED)


                                 CORPORATE        SAN GREGORIO       BOLIVAR          EL CALLAO       CRISTINAS        TOTAL
                               -------------    ----------------  --------------    -------------   -------------  --------------
       MARCH 31, 2003
       Mining Revenue          $          --        7,970,620          356,974          985,869               --   $   9,313,463
       Operating costs         $          --        6,060,829          381,671        2,628,460               --   $   9,070,960
       Interest and other
        revenue                $     (10,170)          (2,086)         (13,121)              --               --   $     (25,377)
       Interest expense        $     440,631           62,225          181,750               --               --   $     684,606
       Depreciation,
        depletion
        and amortization       $       4,105        2,324,688          340,444          128,236               --   $   2,797,473
       Write-down of
        mineral properties     $          --               --               --               --               --   $          --
       Segment profit (loss)   $  (1,510,407)       4,133,563       (1,632,939)      (1,019,612)              --   $     (29,395)
       Segment Assets          $  11,142,422       20,070,480       43,606,584       17,893,280       80,498,355   $ 173,211,121
       Capital expenditures    $     578,332          368,681               --           73,586        1,678,735   $   2,699,334
       ==========================================================================================================================

       MARCH 31, 2002
       Mining Revenue          $          --        8,043,326          614,771        2,644,850               --   $  11,302,947
       Operating costs         $          --        5,806,967         (137,114)       3,598,520               --   $   9,268,373
       Interest and other
        revenue                $     (14,250)         (62,592)          (1,850)              --               --   $     (78,692)
       Interest expense        $     216,294          114,824           82,080               --               --   $     413,198
       Depreciation,
        depletion
        and amortization       $      74,805        2,006,940          519,123          213,461               --   $   2,814,329
       Write-down of
        mineral properties     $          --               --               --               --               --   $          --
       Segment profit (loss)   $  (3,943,215)        (525,572)        (226,511)        (896,967)              --   $  (5,592,265)
       Segment Assets          $  23,315,139       21,251,903       32,439,136       18,776,610       78,819,620   $ 174,602,408
       Capital expenditures    $       4,661           65,674          162,189           47,652        1,645,620   $   1,925,796
       ==========================================================================================================================



       GEOGRAPHIC INFORMATION:

                               MINING REVENUE      PROPERTY, PLANT AND EQUIPMENT
                       ---------------------------------------------------------
                           2003           2002           2003           2002
                       ------------   ------------   ------------   ------------
       Uruguay         $  7,970,620   $  8,043,326   $  9,422,763   $ 11,378,127
       Venezuela          1,342,843      3,259,622    144,727,839    142,866,637
       Brazil                    --             --             --             --
       -------------------------------------------------------------------------
       Total Foreign      9,313,463     11,302,948    154,150,602    154,244,764
       Canada                    --             --         55,089         59,066
       -------------------------------------------------------------------------
       Total           $  9,313,463   $ 11,302,948   $154,205,691   $154,303,830
       =========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


11.    SUBSEQUENT EVENTS

       Subsequent to March 31, 2003, the Company completed the following financial transactions:

       (1) Private Placement - Promissory Notes

              Issuance of U.S. $1,500,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares traded on the AMEX for the five trading days prior to closing. This transaction closed in two tranches, with total gross proceeds of U.S. $1,500,000:

                  i.    $1,000,000 received on May 2, 2003

                  ii.   $500,000 received on May 15, 2003

       (2) Private Placement - Special Warrants

              On May 9, 2003, the Company issued 2,400,000 special stock warrant units under a private placement financing at a price of $1.25 per unit for aggregate proceeds of $3,000,000. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share.

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------
(Registrant)


Date:  June 2, 2003                             By:   /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                     (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature